Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 15 DATED FEBRUARY 9, 2015
TO THE PROSPECTUS DATED APRIL 30, 2014

This Supplement No. 15 supplements, and should be read in conjunction with, our prospectus dated April 30, 2014 and the additional information incorporated by reference herein and described under the heading “Incorporation of Certain Documents by Reference” in this Supplement No. 15. This Supplement No. 15 supersedes and replaces all prior supplements to the prospectus. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 15 is to disclose:

•	the status of our initial public offering;

•	an update to the “Suitability Standards” section of our prospectus;

•	a description of our investments;

•	information regarding our borrowings;

•	selected financial data;

•	our performance-funds from operations and modified funds from operations;

•	distributions declared and paid;

•	compensation paid to our advisor and our dealer manager;

•	information regarding our share repurchase program;

•	information regarding our net tangible book value per share;

•	matters relating to our advisory agreement;

•	an update to the "Conflicts of Interest" section of our prospectus;

•	an update to our risk factors;

•	an update to the biographical information of certain members of our board of directors;

•	information on experts;

•	information incorporated by reference; and

•	our current form of subscription agreement.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of February 6, 2015, we received and accepted subscriptions in our offering for 35.4 million shares, or $352.6 million, including 0.3 million shares, or $3.1 million, sold to an affiliate of NorthStar Realty Finance Corp., or NorthStar Realty. As of

February 6, 2015, 130.4 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Update to Suitability Standards
The following suitability standard is hereby added to the “Suitability Standards” section of our prospectus:
Pennsylvania—A Pennsylvania investor’s aggregate investment in our offering may not exceed 10% of the investor’s net worth.
Description of Our Investments
As of the date of this prospectus supplement, our portfolio consists of ten investments, including nine senior mortgage loans with a combined principal amount of $508.2 million and one subordinate interest totaling $24.9 million.
The following table presents our investments as of September 30, 2014, as adjusted for investment activity through December 31, 2014 (dollars in thousands):

Real estate debt investments:	Number	Principal Amount (1)	% of Total
First mortgage loans	9	$508,200,000	95.3%
Subordinate interests	1	24,863,049	4.7%
Total real estate debt	10	$533,063,049	100.0%
___________________
(1)    Includes future funding commitments of $29.8 million for first mortgage loans and $4.6 million for subordinate interests.

Debt Investments Summary

The following table presents our debt investments as of September 30, 2014 (dollars in thousands):

Collateral Type	Location	Initial Maturity Date	Principal Amount	Spread over LIBOR(1)	Fixed Rate(2)	Leveraged Current Yield(3)	Loan- to- value/cost(4)	Origination Fee	Exit Fee
First Mortgage Loans
Hotel	Dallas, TX	Apr-16	$75,000	5.1%	—%	9.5%	82%	—	0.75%
Multifamily	Savannah, GA	Sep-16	25,500	6.3%	—%	10.7%	84%	1.0%	1.0%
Multifamily/Retail	Norfolk, VA	Jun-17	39,200	5.4%	—%	8.7%	85%	0.75%	1.0%
Multifamily	Atlanta, GA	May-17	17,500	6.2%	—%	18.4%	56%	1.0%	1.0%
Hotel	Var, FL & PA	Aug-17	45,750	5.0%	—%	13.6%	62%	1.0%	0.75%
Office(5)	Woodbury, NY	Oct-16	144,000	5.0%	—%	9.0%	84%	0.5%	1.0%
Subordinate Interest
Multifamily(2)(6)	Nashville, TN	Jul-17	24,863	—%	14.0%	14.2%	85%	1.0%	1.0%
Total/Weighted Average			$371,813	5.2%	14.0%	10.5%
___________________
(1)    Certain loans are subject to a LIBOR floor. The weighted average LIBOR floor is 0.22%.

(2)	Represents the interest rate for our subordinate interest investment, which includes a 13.0% current pay rate and a 1.0% interest accrual rate.
(3)    For assets that are not financed, represents the unleveraged yield, if applicable.

(4)
The loan-to-value ratio, or LTV ratio, is the amount loaned by us, net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property securing the loan at the time of origination. For development properties, we calculate loan-to-cost as the amount loaned by us, including any senior debt, over the total cost expected to complete the property.

(5)	Includes future funding commitments of $12.0 million as of September 30, 2014.

(6)	Includes future funding commitments of $5.8 million as of September 30, 2014.

The following table presents our debt investments that we completed subsequent to September 30, 2014 through December 31, 2014 (dollars in thousands):

Collateral Type	Location	Initial Maturity Date	Principal Amount	Spread over LIBOR(1)	Fixed Rate	Leveraged Current Yield(2)	Loan- to- value/cost(3)	Origination Fee	Exit Fee
First Mortgage Loans
Office(4)	Irving, TX	Dec-17	$84,000	6.3%	—%	10.6%	81%	1.0%	0.75%
Data Center	Norwalk, CT	Dec-17	41,000	6.6%	—%	10.9%	85%	0.4%	1.00%
Hotel	Sunnyvale, CA	Jan-18	36,250	5.0%	—%	8.0%	81%	1.0%	0.75%
Total/Weighted Average			$161,250	6.0%	—%	10.0%
___________________

(1)	Certain loans are subject to a LIBOR floor. The weighted average LIBOR floor is 0.25%.

(2)	For assets that are not financed, represents the unleveraged yield, if applicable.

(3)
The LTV ratio is the amount loaned by us, net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property securing the loan at the time of origination. For development properties, we calculate loan-to-cost, or LTC, as the amount loaned by us, including any senior debt, over the total cost expected to complete the property.

(4)	Includes future funding commitments of $21.0 million.
Recent Investments
Woodbury Portfolio Loan
On September 30, 2014, we, through a subsidiary of our operating partnership, originated a $144.0 million senior loan, or the Woodbury senior loan, secured by a portfolio of 28 commercial properties located in Woodbury, New York, or the portfolio. We initially funded $132.0 million of the Woodbury senior loan with a combination of proceeds from our offering and an advance under one of our secured credit facilities. We intend to fund the remaining $12.0 million over the next 24 months, which additional amounts may be financed on our credit facility in the credit facility lender’s discretion.
The borrower is an affiliate of an institutional real estate fund managed by RXR Realty LLC, a leading real estate owner, manager and developer in the New York metropolitan area with approximately $9.3 billion of assets under management encompassing approximately 20.0 million square feet as of September 30, 2014. The portfolio contains over 1.4 million square feet, consisting predominantly of Class A and B office space, which is currently leased to more than 150 tenants. The borrower plans to fund tenant improvements, leasing commissions and capital investments to the portfolio using proceeds from the Woodbury senior loan, cash flow after the payment of debt service on the Woodbury senior loan and any excess sales proceeds in connection with property sale releases as further described below.
The Woodbury senior loan bears interest at a floating rate of 5.0% over one-month LIBOR, but at no point shall LIBOR be less than 0.20%, resulting in a minimum interest rate of 5.20% per year. The Woodbury senior loan was originated at a 0.50% discount and we will earn an exit fee equal to 1.00% of the outstanding amount of the loan at the time of repayment.
The initial term of the Woodbury senior loan is 24 months, or the initial term, with a two-year extension option and a subsequent one-year extension option available to the borrower, subject to the satisfaction of certain performance tests and the payment of a fee equal to 0.25% of the amount being extended for the second extension option. During the initial term, the borrower may prepay up to 30.0% of the Woodbury senior loan without penalty in connection with the partial sale or other release of underlying collateral based on predetermined release pricing. Additional prepayments are permitted provided the borrower pays an additional amount equal to the remaining interest margin due on the amount prepaid through month 36. The LTV ratio of the Woodbury senior loan is approximately 84% on a portfolio basis.
Irving Portfolio Loan
On November 10, 2014, we, through a subsidiary of our operating partnership, originated an $84.0 million senior loan, or the Irving senior loan, secured by a Class A office complex located in Irving, Texas, or the property. We initially funded $63.0 million of the Irving senior loan with a combination of proceeds from our offering and an advance under one of our secured credit facilities. We intend to fund the remaining $21.0 million over the term of the Irving senior loan, which additional amounts may be financed on our credit facility in the lender's discretion.

The borrower is an experienced commercial real estate owner and operator with over 5.7 million square feet of commercial property under management throughout the United States, including over 3.0 million square feet of Class A office space located in Texas. The property, which was constructed in 2001, contains over 526,000 rentable square feet and includes a conference center and 650,000 square foot parking garage. The borrower plans to fund tenant improvements and leasing commissions using proceeds from the Irving senior loan and cash flow after the payment of debt service on the Irving senior loan.
The Irving senior loan bears interest at a floating rate of 6.25% over the one-month LIBOR, but at no point shall LIBOR be less than 0.25%, resulting in a minimum interest rate of 6.50% per year. The Irving senior loan was originated at a 1.0% discount and we will earn an exit fee equal to 0.75% of the outstanding amount of the Irving senior loan at the time of repayment.
The initial term of the Irving senior loan is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of extension fees. The Irving senior loan may be prepaid during the first 24 months, provided the borrower pays an additional amount equal to the remaining interest due on the amount prepaid through month 24. Thereafter, the Irving senior loan may be prepaid in whole or in part without penalty. The LTV ratio of the Irving senior loan is approximately 81%.
Norden Portfolio Loan
On December 1, 2014, we, through a subsidiary of our operating partnership, originated a $41.0 million senior loan, or the Norden senior loan, secured by a state-of-the-art data center in Norwalk, Connecticut, or the property. We funded the Norden senior loan with a combination of proceeds from our offering and an advance under one of our secured credit facilities.
The borrower is an experienced commercial real estate owner and operator with over 5.7 million square feet of commercial property under management throughout the United States. The property, which was built-to-suit in 2014, contains over 167,000 rentable square feet and is currently 100% master-leased pursuant to a 21-year net lease, whereby the tenant is responsible for substantially all of the operating expenses at the property. The tenant, an affiliate of Cervalis LLC, is a leading provider of IT infrastructure solutions and has made a substantial capital investment toward the construction of the property, which also serves as its corporate headquarters.
The Norden senior loan bears interest at a floating rate of 6.60% over the one-month, or LIBOR, but at no point shall LIBOR be less than 0.25%, resulting in a minimum interest rate of 6.85% per year. The Norden senior loan was originated at a 0.4% discount and we will earn an exit fee equal to 1.0% of the outstanding amount of the Norden senior loan at the time of repayment.
The initial term of the Norden senior loan is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of extension fees. The Norden senior loan may be prepaid during the first 24 months, provided the borrower pays an additional amount equal to the remaining interest due on the amount prepaid through month 24. Thereafter, the Norden senior loan may be prepaid in whole or in part without penalty. The LTV ratio of the Norden senior loan is approximately 85%.
Domain Hotel Portfolio Loan
On December 17, 2014, we, through a subsidiary of our operating partnership, originated a $36.25 million senior loan, or the Domain senior loan, secured by a select-service hotel located in Sunnyvale, California, or the property. We funded the Domain senior loan with a combination of proceeds from our offering and an advance under one of our secured credit facilities.
The 136-room property features 10,600 square feet of meeting space and is located in the heart of Silicon Valley, in close proximity to major Internet and technology company headquarters. The property was recently renovated and the borrower plans to complete an additional $2.0 million in capital improvements using proceeds from the Domain senior loan.
The Domain senior loan bears interest at a floating rate of 5.0% over the one-month LIBOR, but at no point shall LIBOR be less than 0.25%, resulting in a minimum interest rate of 5.25% per year. The Domain senior loan was originated at a 1.00% discount and we will earn an exit fee equal to 0.75% of the outstanding amount of the Domain senior loan at the time of repayment.
The initial term of the Domain senior loan is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of extension fees. The Domain senior loan may be prepaid during the first 18 months, provided the borrower pays an additional amount equal to the remaining interest due on the amount prepaid through month 18. Thereafter, the Domain senior loan may be prepaid in whole or in part without penalty. The LTV ratio of the Domain senior loan is approximately 81%.
Information Regarding our Debt Investments
In general, the underlying loan documentation for our debt investments requires our borrowers to comply with various financial and other covenants. In addition, these agreements contain customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.
Information Regarding Our Borrowings
Summary
As of September 30, 2014, we had $94.2 million of borrowings outstanding under our credit facility with Citibank, N.A., or the Citibank facility, and $113.5 million of borrowing outstanding under our credit facility with Deutsche Bank, AG, or the DB facility. As of January 26, 2015, we had $277.9 million of borrowings outstanding, including borrowings under both the Citibank facility and the DB facility.
Secured Credit Facilities
Citibank Facility
On October 15, 2013, we, through a subsidiary of our operating partnership, entered into the Citibank facility, which provides up to $100.0 million to finance first mortgage loans and senior loan participations secured by commercial real estate, as described in more detail in the Citibank facility documentation.
As of September 30, 2014, we had $94.2 million of borrowings outstanding under the Citibank facility. Through January 26, 2015, there had been no changes to the borrowings outstanding under the Citibank facility.
Deutsche Bank Facility
On July 2, 2014, we, through a subsidiary of our operating partnership, entered into the DB facility, which provides up to $100.0 million to finance first mortgage loans and senior loan participations secured by commercial real estate, as described in more detail in the DB facility documentation. On September 25, 2014, we amended the terms of the DB facility, increasing the total potential borrowing capacity under the DB facility from $100.0 million to up to $200.0 million. All other terms governing the DB facility remain substantially the same.
As of September 30, 2014, we had $113.5 million of borrowings outstanding under the DB facility. As of January 26, 2015, we had $183.7 million of borrowings outstanding under the DB facility.
Selected Financial Data
The information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, each included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 and our Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated by reference into this prospectus supplement.
The historical operating and balance sheet data as of and for the nine months ended September 30, 2014 was derived from the unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, which is incorporated herein by reference. The historical operating and balance sheet data as of December 31, 2013 and 2012 and for the year ended December 31, 2013 was derived from the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated herein by reference.

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
	(Unaudited)
Statement of Operations Data:
Interest income	$5,693,768	$136,822
Interest expense	1,507,310	42,036
Net interest income	4,186,458	94,786
Total expenses	2,914,427	82,319
Net income (loss)	1,272,031	12,467
Net income (loss) attributable to NorthStar Real Estate Income II, Inc. common stockholders	1,272,003	12,455
Distributions declared per share of common stock	$0.52	$0.20

	September 30,	December 31,
	2014	2013	2012
	(Unaudited)
Balance Sheet Data:
Cash	$35,711,995	$7,279,417	$202,007
Real estate debt investments, net	355,464,658	16,500,000	—
Total assets	398,410,425	25,326,224	202,007
Total borrowings	207,737,500	—	—
Due to related party	3,091,058	260,977	—
Escrow deposits payable	3,866,507	153,947	—
Total liabilities	215,982,379	538,039	—
Total equity	$182,428,046	$24,788,185	$202,007

Our Performance-Funds from Operations and Modified Funds from Operations
The following disclosure supersedes the prior disclosure under the heading “Description of Capital Stock—Funds from Operations and Modified Funds from Operations.” For additional information regarding our advisor, see the section entitled “Matters Relating to Our Advisory Agreement” in this prospectus supplement.
We believe that funds from operations, or FFO, and modified funds from operations, or MFFO, both of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of us in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (loss) (computed in accordance with U.S. generally accepted accounting principles, or U.S. GAAP), excluding gains (losses) from sales of depreciable property, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment on depreciable property owned directly or indirectly and after adjustments for unconsolidated ventures.
Changes in the accounting and reporting rules under U.S. GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO. For instance, the accounting treatment for acquisition fees related to business combinations has changed from being capitalized to being expensed. Additionally, publicly registered, non-traded REITs are typically different from traded REITs because they generally have a limited life followed by a liquidity event or other targeted exit strategy. Non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation as compared to later years when the proceeds from their initial public offering have been fully invested and when they may seek to implement a liquidity event or other exit strategy. However, it is likely that we will make investments past the acquisition and development stage, albeit at a substantially lower pace.
Acquisition fees paid to our advisor in connection with the origination and acquisition of debt investments are amortized over the life of the investment as an adjustment to interest income under U.S. GAAP and are therefore, included in the computation of net income (loss) and income (loss) from operations, both of which are performance measures under U.S. GAAP. Such acquisition fees are paid in cash that would otherwise be available to distribute to our stockholders. In the event that proceeds from our offering are not sufficient to fund the payment or reimbursement of acquisition fees and expenses to our advisor, such fees would be paid from other sources, including new financing, operating cash flow, net proceeds from the sale of investments or from other cash flow. We believe that acquisition fees incurred by us negatively impact our operating performance during the period in which such investments are originated or acquired by reducing cash flow and therefore the potential distributions to our stockholders. However, in general, we earn origination fees for debt investments from our borrowers in an amount equal to the acquisition fees paid to our advisor, and as a result, the impact of acquisition fees to our operating performance and cash flow would be minimal.
The origination and acquisition of debt investments and the corresponding acquisition fees paid to our advisor (and any offsetting origination fees received from our borrowers) associated with such activity is a key operating feature of our business plan that results in generating income and cash flow in order to make distributions to our stockholders. Therefore, the exclusion for acquisition fees may be of limited value in calculating operating performance because acquisition fees affect our overall long-term operating performance and may be recurring in nature as part of net income (loss) and income (loss) from operations over our life.
Due to certain of the unique features of publicly-registered, non-traded REITs, the Investment Program Association, or the IPA, an industry trade group, standardized a performance measure known as MFFO and recommends the use of MFFO for such REITs. Management believes MFFO is a useful performance measure to evaluate our business and further believes it is important to disclose MFFO in order to be consistent with the IPA recommendation and other non-traded REITs. MFFO that adjusts for items such as acquisition fees would only be comparable to non-traded REITs that have completed the majority of their acquisition activity and have other similar operating characteristics as us. Neither the Securities and Exchange Commission, or the SEC, nor any other regulatory body has approved the acceptability of the adjustments that we use to calculate MFFO. In the future, the SEC or another regulatory body may decide to standardize permitted adjustments across the non-listed REIT industry and we may need to adjust our calculation and characterization of MFFO.
MFFO is a metric used by management to evaluate our future operating performance once our organization and offering and acquisition and development stages are complete and is not intended to be used as a liquidity measure. Although management uses the MFFO metric to evaluate future operating performance, this metric excludes certain key operating items and other adjustments that may affect our overall operating performance. MFFO is not equivalent to net income (loss) as determined under U.S. GAAP. In addition, MFFO is not a useful measure in evaluating net asset value, since an impairment is taken into account in determining net asset value but not in determining MFFO.

We define MFFO in accordance with the concepts established by the IPA and adjust for certain items, such as accretion of a discount and amortization of a premium on borrowings and related deferred financing costs, as such adjustments are comparable to adjustments for debt investments and will be helpful in assessing our operating performance. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the same method. MFFO is calculated using FFO. We compute FFO in accordance with the standards established by NAREIT, as net income or loss (computed in accordance with U.S. GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment charges on depreciable property owned directly or indirectly and after adjustments for unconsolidated/ uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations. MFFO excludes from FFO the following items:

•
acquisition fees and expenses; non-cash amounts related to straight-line rent and the amortization of above or below market and in-place intangible lease assets and liabilities (which are adjusted in order to reflect such payments from an accrual basis of accounting under U.S. GAAP to a cash basis of accounting);

•amortization of a premium and accretion of a discount on debt investments;
•non-recurring impairment of real estate-related investments;

•
realized gains (losses) from the early extinguishment of debt; realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;

•
unrealized gains (losses) from fair value adjustments on real estate securities, including CMBS and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

•	unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

•	adjustments related to contingent purchase price obligations; and

•	adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.
Certain of the above adjustments are also made to reconcile net income (loss) to net cash provided by (used in) operating activities, such as for the amortization of a premium and accretion of a discount on debt and securities investments, amortization of fees, any unrealized gains (losses) on derivatives, securities or other investments, as well as other adjustments.
MFFO excludes non-recurring impairment of real estate-related investments. We assess the credit quality of our investments and adequacy of reserves/impairment on a quarterly basis, or more frequently as necessary. Significant judgment is required in this analysis. With respect to debt investments, we consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the competitive situation of the region where the borrower does business. Fair value is typically estimated based on discounting the expected future cash flow of the underlying collateral taking into consideration the discount rate, capitalization rate, occupancy, creditworthiness of major tenants and many other factors. This requires significant judgment and because it is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. A property’s value is considered impaired if our estimate of the aggregate future undiscounted cash flow to be generated by the property is less than the carrying value of the property. If the estimated fair value of the underlying collateral for the debt investment is less than its net carrying value, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. With respect to a real estate investment, a property’s value is considered impaired if our estimate of the aggregate future undiscounted cash flow to be generated by the property is less than the carrying value of the property. The value of our investments may be impaired and their carrying values may not be recoverable due to our limited life. Investors should note that while impairment charges are excluded from the calculation of MFFO, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flow and the relatively limited term of a non-traded REIT’s anticipated operations, it could be difficult to recover any impairment charges through operational net revenues or cash flow prior to any liquidity event.

We believe that MFFO is a useful non-GAAP measure for non-traded REITs. It is helpful to management and stockholders in assessing our future operating performance once our organization and offering, and acquisition and development stages are complete, because it eliminates from net income non-cash fair value adjustments on our real estate securities and acquisition fees and expenses that are incurred as part of our investment activities. However, MFFO may not be a useful measure of our operating performance or as a comparable measure to other typical non-traded REITs if we do not continue to operate in a similar manner to other non-traded REITs, including if we were to extend our acquisition and development stage or if we determined not to pursue an exit strategy.
However, MFFO does have certain limitations. For instance, the effect of any amortization or accretion on investments originated or acquired at a premium or discount, respectively, is not reported in MFFO. In addition, realized gains (losses) from acquisitions and dispositions and other adjustments listed above are not reported in MFFO, even though such realized gains (losses) and other adjustments could affect our operating performance and cash available for distribution. Stockholders should note that any cash gains generated from the sale of investments would generally be used to fund new investments. Any mark-to-market or fair value adjustments may be based on many factors, including current operational or individual property issues or general market or overall industry conditions.
Neither FFO nor MFFO is equivalent to net income (loss) or cash flow provided by operating activities determined in accordance with U.S. GAAP and should not be construed to be more relevant or accurate than the U.S. GAAP methodology in evaluating our operating performance. Neither FFO nor MFFO is necessarily indicative of cash flow available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Furthermore, neither FFO nor MFFO should be considered as an alternative to net income (loss) as an indicator of our operating performance.
The following table presents a reconciliation of FFO and MFFO to net income (loss) attributable to common stockholders for the nine months ended September 30, 2014:

Nine Months Ended September 30, 2014
Funds from operations:
Net income (loss) attributable to NorthStar Real Estate Income II, Inc. common stockholders	$1,272,003
Funds from operations	$1,272,003
Modified Funds from operations:
Funds from operations	$1,272,003
Adjustments:
Amortization of premiums, discounts and fees on investments and borrowings, net	262,160
Modified funds from operations	$1,534,163

Distributions Declared and Paid
We generally pay distributions on a monthly basis based on daily record dates. We declared distributions for the period from September 18, 2013 (the date of our first investment) through September 30, 2014 of $6.0 million, of which $2.7 million was reinvested in our DRP. For such period, we paid distributions at an annualized distribution rate of 7.0% based on a purchase price of $10.00 per share of our common stock. Distributions are generally paid to stockholders on the first day of the month following the month for which the distribution has accrued.

The following table presents distributions declared for the nine months ended September 30, 2014, year ended December 31, 2013 and period from September 18, 2013 through September 30, 2014:

	Nine Months Ended September 30, 2014		Year ended December 31, 2013		Inception through September 30, 2014
Distributions Declared (1)
Cash	$3,159,811		$124,369		$3,284,180
DRP	2,655,392		74,814		2,730,206
Total	$5,815,203		$199,183		$6,014,386

Sources of Distributions (1)
Funds from Operations	$1,272,003	22%	$12,455	6%	$1,284,458	21%
Distribution support proceeds	1,071,062	18%	5,971	3%	1,077,033	18%
Offering proceeds	3,472,138	60%	180,757	91%	3,652,895	61%
Total	$5,815,203	100%	$199,183	100%	$6,014,386	100%

Cash Flow Provided by (Used in) Operations	$1,510,579		$(183,678)		$1,326,901

________________________________________________

(1)	Represents distributions declared for such period, even though such distributions are actually paid to stockholders the month following such period.

The distributions paid in excess of our cash flow from operations for the period from September 18, 2013 through September 30, 2014 were paid using offering proceeds, including the purchase of additional shares by NorthStar Realty under our distribution support agreement. Over the long-term, we expect that our distributions will be paid entirely from cash flow provided by operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment, the type and mix of our investments and accounting of our investments in accordance with U.S. GAAP. As a result, future distributions declared and paid may exceed cash flow provided by operations. To the extent distributions are paid from sources other than FFO, the ownership interests of our stockholders will be diluted.
Pursuant to our distribution support agreement, in certain circumstances where our cash distributions exceed our MFFO, NorthStar Realty committed to purchase up to an aggregate of $10.0 million in shares of our common stock at a price of $9.00 per share to provide additional funds to support distributions to stockholders. On September 18, 2013, NorthStar Realty purchased 222,223 shares of our common stock for $2.0 million under the distribution support agreement to satisfy the minimum offering requirement, which reduced the total commitment.
The following table summarizes shares purchased by NorthStar Realty pursuant to our distribution support agreement:

Period	Shares	Purchase Price(1)
Nine Months Ended September 30, 2014 (2)	62,625	563,625
Year Ended December 31, 2013	222,886	2,005,978
September 18, 2013 through September 30, 2014 (2)	285,511	2,569,603
___________________

(1)	Under the distribution support agreement, shares of our common stock are purchased at a price of $9.00 per share.

(2)	Subsequent to September 30 2014, on November 6, 2014, NorthStar Realty purchased 56,382 shares under our distribution support agreement related to the third quarter 2014.

Compensation Paid to Our Advisor and Our Dealer Manager
In connection with the completion of NorthStar Realty’s spin-off of its asset management business into NorthStar Asset Management Group Inc., or NSAM, on June 30, 2014, we entered into a new advisory agreement with an affiliate of NSAM and terminated our advisory agreement with our prior advisor, NS Real Estate Income Advisor II, LLC. For periods prior to June 30, 2014, the information below regarding fees and reimbursements incurred to our advisor reflect fees and reimbursements incurred to our prior advisor for such periods presented. For additional information regarding our advisor, see the section entitled “Matters Relating to Our Advisory Agreement” in this prospectus supplement.
The following table presents the fees and reimbursements incurred to our advisor and NorthStar Realty Securities, LLC, or our dealer manager, for the nine months ended September 30, 2014 and 2013 and year ended December 31, 2013, and the amount due to related party as of September 30, 2014 and December 31, 2013:

		Nine Months Ended September 30,		Year Ended	Due to Related Party as of
Type of Fee or Reimbursement	Financial Statement Location	2014	2013 (1)	December 31, 2013	September 30, 2014	December 31, 2013
Fees to Advisor
Asset management	Asset management and other fees - related party	$1,228,586	$903	$20,736	$242,305	$14,365
Acquisition(2)	Real estate debt investments, net	3,553,130	20,000	165,000	1,440,000	—
Disposition(2)	Real estate debt investments, net	—	—	—	—	—
Reimbursement to Advisor
Operating costs	General and administrative expenses	1,176,729	2,430	29,264	656,982	26,834
Organization	General and administrative expenses	385,041	1,650	20,724	203,754	10,989
Offering	Cost of capital (2)	4,165,291	31,350	393,759	548,017	208,789
Selling commission/Dealer manager fees	Cost of capital (2)	17,954,145	—	2,496,122	—	—
Total					$3,091,058	$260,977
___________________
(1) Represents the period from September 18, 2013 (date of our first investment) through September 30, 2013.
(2) Acquisition/disposition fees incurred to our advisor related to debt investments are generally offset by origination/exit fees paid to us by borrowers if such fees are required from the borrower. Our advisor may determine to defer fees or seek reimbursement.

As of September 30, 2014, the aggregate amount of fees and reimbursements accrued but not yet payable to our advisor was $6.1 million, representing primarily operating expenses.
Information Regarding Our Share Repurchase Program
We adopted a share repurchase program that may enable stockholders to sell their shares to us in limited circumstances. We are not obligated to repurchase shares pursuant to this program. No stockholder is eligible to participate in the share repurchase program (other than with respect to requests made as a result of death or qualifying disability) until the stockholder has held our shares for at least one year. Our board of directors may amend, suspend or terminate our share repurchase program at any time, subject to certain notice requirements. For the year ended December 31, 2013, we did not repurchase any shares pursuant to our share repurchase program. For the nine months ended September 30, 2014, we repurchased an immaterial amount of shares pursuant to our share repurchase program. As of September 30, 2014, there were no unfulfilled repurchase requests.
Information Regarding Our Net Tangible Book Value Per Share
The offering price in our offering is higher than the net tangible book value per share of our common stock as of September 30, 2014. Net tangible book value per share is calculated including tangible assets but excluding intangible assets such as deferred costs or goodwill and any other asset that cannot be sold separately from all other assets of the business as well as intangible assets for which recovery of book value is subject to significant uncertainty or illiquidity, less liabilities and is a non-GAAP measure. There are no rules or authoritative guidelines that define net tangible book value; however, it is generally used as a conservative measure of net worth, approximating liquidation value. Our net tangible book value reflects dilution in value of our common stock from the issue price as a result of: (i) the substantial fees paid in connection with our initial public offering, including selling commissions and dealer manager fees paid to our dealer manager; and (ii) the fees and expenses paid to our advisor in connection with the selection, origination, acquisition and sale of our investments and the management of our company.
As of September 30, 2014, our net tangible book value per share was $8.56, compared with our primary offering price per share of $10.00 (excluding purchase price discounts for certain categories of purchasers) and our DRP price per share of $9.50. Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Although we do not believe net tangible book value is an indication of the value of our shares, if we were to liquidate our assets at this time, you would likely receive less than the purchase price for your shares due to the factors described above with respect to the dilution in value of our common stock.
Further, investors who purchase shares in our offering may experience further dilution of their equity investment in the event that we sell additional common shares in the future, if we sell securities that are convertible into common shares or if we issue shares upon the exercise of options, warrants or other rights.
Matters Relating to Our Advisory Agreement

On June 30, 2014, NorthStar Realty completed the previously announced spin-off, or the spin-off, of its asset management business into NSAM, a separate public company with its shares of common stock listed on the New York Stock Exchange under the ticker symbol “NSAM”.
Following the completion of the spin-off and the related events described below, NSAM now owns and operates NorthStar Realty’s asset management business and NSAM and its affiliates sponsor and manage the public, non-traded REITs previously sponsored and managed by NorthStar Realty, including us, NorthStar Real Estate Income Trust, Inc., NorthStar Healthcare Income, Inc., which we collectively refer to as the Managed Companies, and any other companies that NSAM may sponsor in the future.
In connection with the spin-off, on June 30, 2014, we, our operating partnership, NSAM and NSAM J-NSII Ltd, a subsidiary of NSAM, or our new advisor, entered into a new advisory agreement, or our new advisory agreement, pursuant to which our new advisor manages our day-to-day activities and implements our investment strategy. The appointment of our new advisor and the entry into the new advisory agreement were approved by our board of directors, including our independent directors.
Upon completion of the spin-off, the existing employees of NorthStar Realty became employees of NSAM, certain of which, including executive officers, employees engaged in NorthStar Realty’s existing loan origination business and certain other employees, became co-employees of NSAM and NorthStar Realty. As a result, we have access to the same personnel and resources that we had prior to the spin-off.
The terms of the new advisory agreement are substantially the same as those that were in effect prior to the spin-off under our prior advisory agreement, a description of which is included in the section entitled “Management—The Advisory Agreement” in our prospectus.
In connection with the spin-off, on June 30, 2014, we provided notice to our prior advisor and NorthStar Realty of the termination without cause of our prior advisory agreement. Our prior advisor and NorthStar Realty waived the notice period provided for in our prior advisory agreement and consequently, our prior advisor ceased all activities under our prior advisory agreement effective upon completion of the spin-off.
In connection with the termination of our prior advisory agreement, we, our prior advisor and NorthStar OP Holdings II, LLC, all of which are parties to the limited partnership agreement of our operating partnership, or our operating partnership agreement, agreed that such termination did not constitute a termination event (as defined in our operating partnership agreement) and did not trigger the redemption of the special limited partnership units (as defined in our operating partnership agreement) pursuant to our operating partnership agreement. In addition, the parties to our operating partnership agreement agreed that the term “Advisory Agreement” in our operating partnership agreement shall mean our new advisory agreement. On June 30, 2014, the parties to our operating partnership agreement entered into an amendment to our operating partnership agreement reflecting the foregoing.
Update to Conflicts of Interest

The “Conflicts of Interest—Certain Conflict Resolution Measures—Allocation of Investment Opportunities” section of our prospectus is hereby superseded and replaced in its entirety by the following:

Allocation of Investment Opportunities. We rely on our sponsor’s investment professionals to identify suitable investment opportunities for our company as well as the other Managed Companies. Our investment strategy may be similar to that of, and may overlap with, the investment strategies of the other Managed Companies. Therefore, many investment opportunities that are suitable for us may also be suitable for other Managed Companies.
Our advisor and its affiliated advisers and sub-advisers, which we refer to collectively as the NSAM Group, will allocate, in its sole discretion, all investment opportunities to one or more of the Managed Companies, including us, or our sponsor, for which the investment opportunity is most suitable. When determining the entity for which an investment opportunity would be the most suitable, the factors that the NSAM Group may consider include, without limitation, the following:

•	investment objectives, strategy and criteria;

•	cash requirements;

•	effect of the investment on the diversification of the portfolio, including by geography, size of investment, type of investment and risk of investment;

•	leverage policy and the availability of financing for the investment by each entity;

•	anticipated cash flow of the asset to be acquired;

•	income tax effects of the purchase;

•	the size of the investment;

•	the amount of funds available;

•	cost of capital;

•	risk-return profiles;

•	targeted distribution rates;

•	anticipated future pipeline of suitable investments;

•	the expected holding period of the investment and the remaining term of the Managed Company, if applicable; and

•	affiliate and/or related party considerations.
If, after consideration of the relevant factors, the NSAM Group determines that an investment is equally suitable for more than one company, the investment will be allocated on a rotating basis. If, after an investment has been allocated to a particular company, including us, a subsequent event or development, such as delays in structuring or closing on the investment, makes it, in the opinion of the NSAM Group, more appropriate for a different entity to fund the investment, the NSAM Group may determine to place the investment with the more appropriate entity while still giving credit to the original allocation. In certain situations, the NSAM Group may determine to allow more than one Managed Company, including us, and our sponsor to co-invest in a particular investment. In discharging its duties under this allocation policy, the NSAM Group endeavors to allocate investment opportunities among the Managed Companies and our sponsor in a manner that is fair and equitable over time.
While these are the current procedures for allocating investment opportunities, the NSAM Group may sponsor additional investment vehicles in the future and, in connection with the creation of such investment vehicles or otherwise, the NSAM Group may revise this allocation policy. The result of such a revision to the allocation policy may, among other things, be to increase the number of parties who have the right to participate in investment opportunities sourced by the NSAM Group, thereby reducing the number of investment opportunities available to us. Changes to the allocation policy that could adversely impact the allocation of investment opportunities to us in any material respect may be proposed by the NSAM Group and must be approved by our board of directors. In the event that the NSAM Group adopts a revised allocation policy that materially impacts our business, we will disclose this information in the reports we file publicly with the SEC, as appropriate.
The decision of how any potential investment should be allocated among us and other Managed Companies for which such investment may be most suitable may, in many cases, be a matter of highly subjective judgment which will be made by the NSAM Group in its sole discretion.

Our right to participate in the investment allocation process described herein will terminate once we are no longer advised by our advisor or an affiliate of the NSAM Group. Our advisor is required to inform our board of directors at least annually of the investments that have been allocated to us and other Managed Companies so that our board of directors can evaluate whether we are receiving our fair share of opportunities. Based on the information provided, our board of directors (including our independent directors) has a duty to determine that the investment allocation policy is being applied fairly to us. The NSAM Group’s success in generating investment opportunities for us and the fair allocation of opportunities among us and other Managed Companies are important factors in our board of directors’ determination to continue our arrangements with our advisor.
Update to Our Risk Factors
The paragraph under the heading “Risk Factors—Risks Related to Our Company—If we pay distributions from sources other than our cash flow from operations, we will have less cash available for investments and your overall return may be reduced.” is superseded in its entirety as follows:
Our organizational documents permit us to pay distributions from any source, including offering proceeds, borrowings or sales of assets. We have not established a limit on the amount of proceeds we may use to fund distributions. We have funded our cash distributions paid to date using net proceeds from our offering and we may do so in the future. Until the proceeds from our offering are fully invested and otherwise during the course of our existence, we may not generate sufficient cash flow from operations to fund distributions. We began generating cash flow from operations on September 18, 2013, the date of our first investment. For the period from September 18, 2013 through September 30, 2014, we declared distributions of $6.0 million, compared to cash flow provided by operations of $1.3 million. The distributions were paid using proceeds from our offering, including the purchase of additional shares by NorthStar Realty under our distribution support agreement.
Pursuant to a distribution support agreement, in certain circumstances where our cash distributions exceed our MFFO, NorthStar Realty agreed to purchase up to $10.0 million of shares of our common stock at $9.00 per share (which includes the $2.0 million of shares purchased by NorthStar Realty to satisfy the minimum offering amount) to provide additional cash to support distributions to stockholders and has, in fact, purchased 285,511 shares of our common stock as of September 30, 2014. The sale of these shares resulted in the dilution of the ownership interests of our stockholders. Upon termination or expiration of the distribution support agreement, we may not have sufficient cash available to pay distributions at the rate we had paid during preceding periods or at all. If we pay distributions from sources other than our cash flow from operations, we will have less cash available for investments, we may have to reduce our distribution rate, our net asset value may be negatively impacted and stockholders’ overall return may be reduced.
The risk factor titled “Risk Factors-Risks Related to Our Company- The price of our shares in our offering was not established on an independent basis and the actual value of your investments may be substantially less than what you pay…..” is superseded in its entirety as follows:
The price of our shares in our offering was not established on an independent basis and the actual value of your investments may be substantially less than what you pay.

We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any independent valuation, the offering price may not be indicative of the proceeds that stockholders would receive upon liquidation. Further, the offering price may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.
We may use the most recent price paid to acquire a share in our offering as the estimated value of our shares until we are required to disclose an estimated per share value of our common stock. We may be required or otherwise determine to disclose an estimated per share value of our common stock prior to the completion of our offering and the purchase price stockholders pay for shares of our common stock in our offering may be higher than such estimated per share value. The estimated per share value may not be an accurate reflection of the fair market value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved.

To assist members of the Financial Industry Regulatory Authority, Inc., or FINRA, and their associated persons that participate in our offering, pursuant to FINRA Conduct Rule 2310, our advisor prepares an annual report of the estimated value of our shares, the method by which it was developed and the date of the data used to develop the estimated value; we include this information in our Annual Reports on Form 10-K. For these purposes, our advisor used the price paid to acquire a share in our offering (ignoring purchase price discounts for certain categories of purchasers) as the estimated per share value of our shares as of December 31, 2013. We presently expect to continue to use the most recent primary share offering price as the estimated per share value.
The SEC has approved an amendment to NASD Rule 2340, which sets forth the obligations of FINRA members to provide per share values in customer account statements, and the rule takes effect on April 11, 2016. We may be required, due to rules adopted by FINRA, contractual obligations in the selling agreements between our participating broker-dealers and our dealer manager, or rules that may be adopted by the SEC or the states, to disclose, or otherwise determine to disclose, an estimated per share value of our shares based upon a valuation determined by, or with the assistance or confirmation of, an independent valuation firm prior to the completion of this offering. In connection with the disclosure of a new estimated per share value of our common stock, if we are engaged in an offering at that time, our board of directors may determine to modify the offering price of our shares, including the price at which the shares are offered pursuant to our DRP, and the purchase price stockholders pay for shares of our common stock may be higher than such estimated per share value. Furthermore, there is no guarantee that any such revised offering price per share would be equal to or greater than our current initial public offering price of $10.00 per share and, as a result, you may purchase shares of our common stock at a price in excess of any revised offering price that subsequent purchasers pay for our shares.
When the estimated per share value of shares of our common stock is based on our initial primary offering price per share of $10.00 or, as applicable, the most recent primary share offering price for such shares, it will represent the most recent price at which most investors were willing to purchase such shares in this offering, but it is likely to differ from the price that you might receive for your shares if you tried to sell them or if we liquidated our portfolio because: (i) there is no public trading market for the shares at this time; (ii) the primary offering price involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) the estimated value does not reflect, and is not derived from, the fair value of our assets as we acquire them, nor does it represent the amount of net proceeds that would result from an immediate liquidation of those assets, because the amount of proceeds available for investment from our primary public offering is net of sales commissions, dealer manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments, including how disruptions in the financial and real estate markets may affect the values of our investments; and (v) the estimated value does not take into account how developments related to individual assets may increase or decrease the value of our portfolio. In addition, the estimated per share value may differ from the price at which your shares will be redeemed pursuant to our share repurchase program or issued pursuant to our DRP.
Any estimated per share value that we disclose in the future may not be an accurate reflection of the fair value of our assets and liabilities in accordance with GAAP, may not reflect the price at which we would be able to sell all or substantially all of our assets or the outstanding shares of our common stock in an arm’s length transaction, may not represent the value that stockholders could realize upon a sale of our company or upon the liquidation of our assets and settlement of our liabilities, and may not be indicative of the price at which shares of our common stock would trade if they were listed on a national securities exchange. In addition, any estimated per share value that we disclose in the future may not be the equivalent of the disclosure of a market price of a publicly traded REIT.
When determining the estimated value of our shares, our advisor, or another firm we choose for that purpose, will estimate the value of our shares based upon a number of assumptions that may not be accurate or complete. We have not determined the policies and procedures that we would use to determine an estimated per share value, and currently there are no SEC, FINRA, federal or state rules that establish requirements concerning the methodology to employ in determining an estimated per share value. The methodology used to determine the estimated per share value of our common stock may be based upon assumptions, estimates and judgments that may not be accurate or complete, such that, if different property-specific and general real estate and capital market assumptions, estimates and judgments were used, it could result in an estimated value per share that is significantly different.
An Update to the Biographical Information of Certain Members of Our Board of Directors
The biographical information regarding Charles W. Schoenherr included under the heading “Management-Directors and Executive Officers-Independent Directors” is superseded in its entirety as follows:
Charles W. Schoenherr is one of our independent directors and a member of our audit committee. Mr. Schoenherr also serves as a director of NorthStar Income and as a member of its audit committee, a position he has held since January 2010. Mr. Schoenherr has also served as a member of the board of directors of NorthStar Realty, chairman of its compensation committee and as a member of each of its audit committee and nominating and corporate governance committee since June 2014. Mr. Schoenherr serves as Managing Director of Waypoint Residential which invests in multifamily properties in the Sunbelt. He has served in this capacity since October 2011 and is responsible for sourcing acquisition opportunities and raising capital. From January 2011 through December 2013, Mr. Schoenherr served as Chief Investment Officer of Broadway Partners Fund Manager, LLC, a private real estate investment and management firm that invests in office buildings across the United States. From June 2009 until January 2011, Mr. Schoenherr served as President of Scout Real Estate Capital, LLC, a full service real estate firm that focuses on acquiring, developing and operating hospitality assets, where he was responsible for managing the company’s properties and originating new acquisition and asset management opportunities. Prior to joining Scout Real Estate Capital, LLC, Mr. Schoenherr was the managing partner of Elevation Capital, LLC, where he advised real estate clients on debt and equity restructuring and performed due diligence and valuation analysis on new acquisitions between November 2008 and June 2009. Between September 1997 and October 2008, Mr. Schoenherr served as Senior Vice President and Managing Director of Lehman Brothers’ Global Real Estate Group, where he was responsible for originating debt, mezzanine and equity transactions on all major property types throughout the United States. During his career he has also held senior management positions with GE Capital Corporation, GE Investments, Inc. and KPMG LLP, where he also practiced as a certified public accountant. Mr. Schoenherr currently serves on the Board of Trustees of Iona College and is on its Real Estate and Investment Committees. Mr. Schoenherr holds a Bachelor of Business Administration in Accounting from Iona College in New Rochelle, New York and a Master of Business Administration in Finance from the University of Connecticut in Stamford, Connecticut.
We believe that Mr. Schoenherr’s knowledge of the real estate investment and finance industries, including extensive experience originating debt, mezzanine and equity transactions, supports his appointment to our board of directors.
Experts
The audited consolidated financial statements and schedule incorporated by reference in this prospectus supplement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants upon the authority of said firm as experts in accounting and auditing.
Incorporation of Certain Documents by Reference
We have elected to “incorporate by reference” certain information into this prospectus supplement. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for information incorporated by reference that is superseded by information contained in this prospectus supplement. You can access documents that are incorporated by reference into this prospectus supplement on our website at www.northstarreit.com/income2. There is additional information about us and our advisor and its affiliates on our website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of our website are not incorporated by reference in or otherwise a part of this prospectus supplement.
The following documents filed with the SEC are incorporated by reference in this prospectus supplement, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 11, 2014;

•
Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 14, 2014, for the quarterly period ended June 30, 2014, filed with the SEC on August 13, 2014 and for the quarterly period ended September 30, 2014, filed with the SEC on November 13, 2014;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 28, 2014;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 28, 2014; and

•
Current Reports on Form 8-K filed with the SEC on January 15, 2014, February 26, 2014, April 3, 2014, April 14, 2014, April 24, 2014, June 24, 2014, July 1, 2014, July 9, 2014, July 24, 2014, August 13, 2014, October 1, 2014, October 6, 2014, December 5, 2014 and December 23, 2014.

We will provide to each person to whom this prospectus supplement is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement. To receive a free copy of any of the documents incorporated by reference in this prospectus supplement, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:
NorthStar Real Estate Income II, Inc.
Attn: Investor Relations

399 Park Avenue, 18th Floor
New York, New York 10022
(212) 547-2600

The information relating to us contained in this prospectus supplement does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus supplement.
Current Form of Subscription Agreement
Our current form of subscription agreement is attached to this prospectus supplement as Exhibit A. This form supersedes and replaces the form included in the prospectus.

APPENDIX B
FORM OF SUBSCRIPTION AGREEMENT

NorthStar
REAL ESTATE INCOME II

877.940.8777
NorthStarREIT.com/Income2

Subscription Agreement Instructions to Investors

PROSPECTUS DATED APRIL 30, 2014

Please carefully read the Prospectus of NorthStar Real Estate Income II, Inc. (the "Company"), as supplemented to date, before deciding to subscribe in shares of common stock par value of $0.01 per share, of the Company (the "Shares"). Any person(s) desiring to subscribe should complete, execute and deliver the Subscription Agreement and payment in accordance with the instructions set forth below. Please print in ballpoint pen or type the information. **The sponsor or person designated by the sponsor will send each stockholder a confirmation of his or her purchase after they have been admitted as a stockholder.**

1. Investment	A minimum investment of $4,000 is required. A check for the full purchase price of the shares subscribed for should be made payable to "NorthStar Real Estate Income II, Inc." or "NorthStar Income II". Shares may be purchased only by persons meeting standards set forth under the Section of the Prospectus entitled "Suitability Standards." Please indicate the state in which the sale was made. If this is an initial investment, please check the box indicating it as such. Otherwise, please check the "Additional Purchase" box. The "Additional Purchase" box must be checked in order for this subscription to be combined with another subscription for purposes of a volume discount. A completed Subscription Agreement is required for each initial investment.
2. Form of Ownership	Please check the appropriate box to indicate the type of entity or type of individuals subscribing. • Corporation: An authorized officer must sign. • Partnership: Identify whether the entity is a general or limited partnership. Each general partner must be identified and must sign. In the case of an investment by a general partnership, all partners must sign. • Estate: The personal representative must sign. • Pension Plan, 401K, PSP and Trust: Each trustee must sign. • Individual Owner: Owner must sign. • Joint Tenant With Rights of Survivorship: Each joint tenant must sign. • Community Property: All parties must sign. • IRAs and KEOGHs: The owner and officer (or other authorized signer) of the custodian of the account must sign. The address of the custodian must be provided to receive checks and other pertinent information regarding the investment. • Tenants in Common and Tenants by Entirety: Each tenant must sign. • Uniform Gift To Minors Act (UGMA) or Uniform Transfers To Minors Act (UTMA): The person named as the custodian of the account must sign. (This may or may not be the minor's parent.) Only one child is permitted in each investment under UGMA or UTMA. In addition, designate the state under which the UGMA or UTMA has been formed.

B-1

3. Investor Registration Information	Please enter the exact name in which the Shares are to be held. For joint tenants with a right of survivorship, tenants-in-common or tenants-by-entirety, include the names of both investors. In the case of partnerships or corporations, include the name of an authorized officer. Trusts should include the name of each trustee. All investors must complete the space provided for taxpayer identification number or social security number. By signing in Section 6, the investor(s) is/are certifying that the taxpayer or social security number(s) is/are correct. Enter the residential address, mailing address, if applicable, and telephone number(s) of the registered owner(s) of this investment. In the case of a qualified plan or trust, this will be the address of the trustee.
4. Distribution Information	By electing the distribution reinvestment plan, the investor elects to reinvest 100% of cash distributions otherwise payable to such investor in common stock of the Company. If cash distributions are to be sent to an address other than that provided in Section 3 (such as a bank, brokerage firm or savings and loan, etc.), please provide the name, account number and address.
5. Go Paperless	Please indicate if you authorize the Company to provide its reports and updates to you by making such information available on its website, www.NorthStarREIT.com and notifying you via the e-mail address listed here or in Section 3 when such reports are available. I understand that I may receive paper documents at any time by visiting www.NorthStarREIT.com and clicking on Investor Access to login to my account to change my selections.
6. Subscriber Signatures	Please separately initial each representation made by the investor where indicated. Except in the case of fiduciary accounts, the investor may not grant any person a power of attorney to make such representations on such investor's behalf. Please complete this section so that the Company and your broker-dealer can assess whether your subscription is suitable given your financial condition. **Each investor agrees that, if he or she does not meet the minimum income and net worth standards, he or she will notify in writing the Company and the broker-dealer named in the Subscription Agreement.**
7. Broker-Dealer/Registered Representative/Registered Investment Advisor Information	This Section is to be completed by the registered representative or registered investment advisor AND the broker-dealer.
8. Payment Instructions	Payment may be made by check or wire transfer. The signed Subscription Agreement, which has been delivered with the Prospectus, together with a check for the full purchase price, should be delivered or mailed to your broker-dealer or authorized principal for their signature. Completed Subscription Agreement and payment can then be mailed via Regular or Overnight Delivery to the address in Section 8.

Notice to Stockholders: The Shares of common stock of the Company are subject to restrictions on transfer and ownership for the purpose, among others, of the Company's maintenance of its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended. In addition, the Company has the authority to issue Shares of stock of more than one class. Upon the request of any stockholder, and without charge, the Company will furnish a full statement of the information required by Section 2-211 of the Maryland General Corporation Law with respect to: (i) certain restrictions on ownership and transferability; and (ii) the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption of the Shares of each class of stock which the Company has authority to issue, the differences in the relative rights and preferences between the Shares of each series to the extent set, and the authority of the Board of Directors to set such rights and preferences of subsequent series. Such requests must be made to the Secretary of the Company at its principal office.

B-2

NS2-INST_01.2015

3. Investor Registration Information

Investor/Trustee/Authorized Signer

SSN/TIN

DOB (mm/dd/yy)

☐ Non U.S. Citizen

Country of Citizenship

Co-Investor/Co-Trustee/Co-Authorized Signer

SSN/TIN

DOB (mm/dd/yy)

DOD (mm/dd/yy for Beneficiary IRA)

☐ Non U.S. Citizen

Country of Citizenship

Daytime Telephone

Evening Telephone

Residential Address (no P.O. Boxes)

City

State

Zip Code

Mailing Address (if different from above)

City

State

Zip Code

Email

4. Distribution Information

☐ DRP Distribution Reinvestment Plan*

* In the event that the DRP is not offered for a distribution, your distribution will be sent by check to the address in Section 3 above or your Custodian for deposit in your Custodian account cited in Section 2.

☐ Cash: Send check to my Custodian in Section 2. (custodian accounts only)

☐ Cash: Send check to the address in Section 3. (non-custodian accounts only)

☐ Cash: Send check to a third party - **fill out information to the right.** (non-custodian accounts only)

☐ Direct Deposit via ACH - **fill out information to the right.** (non-custodian accounts only)

Fill out information below If you checked **Cash: Send check to a third party** or **Direct Deposit via ACH**.

Financial Institution/Third Party

Address

City

State

Zip Code

ABA Routing Number

Account Number

☐ Checking (attach a voided, pre-printed check or deposit slip)

☐ Savings

☐ Brokerage/Other (send check to a third party only)

5. Go Paperless

initials

E-mail

☐ In lieu of receiving paper documents*, I authorize NorthStar Real Estate Income II, Inc. (NorthStar Income II) to make available on its website, www.NorthStarREIT.com: **quarterly investor statements, quarterly reports, annual reports, proxy statements, prospectus supplements** or other documents required to be delivered to me, as well as any **investment or marketing updates** and to notify me via the e-mail address listed here or in Section 3 when such reports are available. I understand that I may receive paper documents by visiting www.NorthStarREIT.com and clicking on Investor Access to login to my account to change my selections.

*** E-delivery does not include New Account Statements or Trade Confirmations.**

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6. Subscriber Signatures

Please initial each of the representations below. In the case of joint investors or fiduciaries, each investor must initial. Except in the case of fiduciary accounts, you may not grant any person power of attorney to make such representation on your behalf. In order to induce NorthStar Income II to accept this subscription, I hereby warrant that:

INVESTOR INITIALS	CO-INVESTOR INITIALS	ALL REPRESENTATIONS (A-F) MUST BE INITIALED
a.		a. I received a final prospectus of NorthStar Income II, wherein the terms and conditions of the offering are described, 5 business days in advance of the date hereof.
b.		b. I certify that I have (i) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more; or (ii) a minimum net worth (as previously described) of at least $70,000 AND a minimum of $70,000 annual gross income.
c.		c. I have accepted the terms and conditions of NorthStar Income II's charter.
d.		d. I am purchasing Shares for my own account and acknowledge that the investment is not liquid.
e.		e. I declare that the information supplied is true and correct and may be relied upon by NorthStar Income II.
f.		f. I acknowledge that I will not be admitted as a stockholder until my investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures as well as payment of the full purchase price of the Shares.

INVESTOR INITIALS	CO-INVESTOR INITIALS	STATE WHERE YOU RESIDE REPRESENTATION MUST BE INITIALED
g.		g. If I am an **Alabama** investor, I meet NorthStar Income II's suitability standards listed above and represent that I have a liquid net worth of at least 10 times my investment in NorthStar Income II and other similar programs before investing in NorthStar Income II.
h.		h. If I am a **California** investor, I have a net worth of at least $350,000 or, in the alternative, an annual gross income of at least $70,000 and a net worth of at least $150,000 and my total investment in this offering may not exceed 10% of my net worth.
i.		i. If I am an **Iowa** investor, I have either: (i) a minimum net worth of $350,000 (exclusive of home, auto and furnishings); or (ii) a minimum annual gross income of $70,000 and a net worth of $100,000 (exclusive of home, auto and furnishings). In addition, my total investment in the shares of NorthStar Income II or any of its affiliates, and the shares of any other non-exchange-traded REIT, cannot exceed 10% of my liquid net worth.
j.		j. If I am a **Kansas** investor, I understand that it is recommended by the Office of the Kansas Securities Commissioner that Kansas Investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments.
k.		k. If I am a **Kentucky** investor, I may not invest more than 10% of my net worth in this offering.
l.		l. If I am a **Maine** investor, I understand that it is recommended by the Maine Office of Securities that Maine investors not invest more than 10% of their liquid net worth in this offering and similar offerings.
m.		m. If I am a **Massachusetts** investor, I acknowledge that it is recommended by the securities division of my state that my total investment in this and similar direct participation investments should not exceed 10% of my liquid net worth.
n.		n. If I am a **Nevada** investor, I may not invest more than 10% of my net worth (exclusive of home, furnishings and automobiles) in NorthStar Income II.
o.		o. If I am a **New Jersey** investor, I have a net worth of at least $350,000 or, in the alternative, an annual gross income of at least $70,000 and a net worth of $150,000, and my aggregate investment in NorthStar Income II, its affiliates and other direct participation investments may not exceed 10% of my liquid net worth.
p.		p. If I am a **New Mexico** investor, I may not invest more than 10% of my liquid net worth in NorthStar Income II, its affiliates or other non-traded REITs.
q.		q. If I am a **North Dakota** investor, I meet NorthStar Income II's suitability standards listed above and represent that I have a net worth of at least 10 times my investment in this offering.
r.		r. If I am an **Oregon** investor, I may not invest more than 10% of my net worth in NorthStar Income II or its affiliates.
s.		s. If I am a **Pennsylvania** investor, I may not invest more than 10% of my net worth in NorthStar Income II.
		Net worth should be calculated exclusive of homes, furnishings and automobiles. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Taxpayer Identification Number Certification (required):

Each investor signing below, under penalties of perjury, certifies that: (1) The number shown in the Investor Social Security Number(s)/Taxpayer Identification Number field in Section 3 of this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a resident alien). **NOTE: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.**

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of Investor/Trustee/Authorized Signer | Date | Signature of Co-Investor/Co-Trustee/ Co-Authorized Signer/Custodian | Date

When signing as a custodian, a Medallion Signature Guarantee is required.

Medallion Signature Guarantee

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7. Broker-Dealer/Registered Representative/Registered Investment Advisor Information (All fields must be complete)

The Registered Representative (RR) or Registered Investment Advisor (RIA) must sign below to complete the order. An authorized principal of the broker-dealer or RIA firm must sign below if required by such broker-dealer or RIA firm. The RR or RIA and BD hereby warrants that it is duly licensed and may lawfully sell Shares in the state designated as the investor's legal residence, or the state in which the sale was made, if different.

Broker-Dealer/RIA Firm

Registered Representative/RIA

Registered Representative #/Branch #

Mailing Address

City

State

Zip Code

E-mail

Telephone

Facsimile

The undersigned confirm that they (i) have reasonable grounds to believe that the information and representations concerning the investors identified herein are true, correct and complete in all respects; (ii) have discussed such investor's prospective purchase of Shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (iv) have delivered a current Prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these Shares for its own account; and (vi) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto. The undersigned attest that the RR/RIA and the Broker-Dealer/RIA Firm are subject to the USA PATRIOT Act. In accordance with Section 326 of the Act, the RR/RIA and the Broker-Dealer/RIA Firm have performed a Know Your Customer review of each investor who has signed this Subscription Agreement in accordance with the requirements of the Customer Identification Program. The undersigned registered representative further represents and certifies in connection with this subscription for shares, that he or she has complied with and has followed all of his or her firm's current policies and procedures for obtaining principal approval. I understand this subscription agreement is for NorthStar Real Estate Income II, Inc.

RIAs must complete the following:

☐ **Check only if** investment is made through the RIA in its capacity as an RIA and not in its capacity as a Registered Representative, if applicable, whose agreement with the investor includes a fixed or "wrap" fee feature for advisory and related brokerage services. If an owner or any member of the RIA firm is a FINRA-licensed Registered Representative affiliated with a broker-dealer, the transaction should be conducted through that broker-dealer, not through the RIA.

Registered Representatives must complete the following:

I hereby certify that I hold a Series 7 or Series 62 FINRA license and I am registered in the following state in which this sale was completed.

State

Signature of Registered Representative/RIA

Signature of Broker-Dealer or RIA Firm/Authorized Principal
(if required by Broker-Dealer)

Date

Date

8. Payment Instructions

By mail - Checks should be made payable to **NorthStar Real Estate Income II, Inc.** Forward the Subscription Agreement and payment to:

Regular mail
NorthStar Income II
c/o DST Systems, Inc.
P.O. Box 219923
Kansas City, MO 64121-9923

Express/Overnight delivery
NorthStar Income II
c/o DST Systems, Inc.
430 West 7th Street
Kansas City, MO 64105-1407

Wire transfers - Please reference subscriber's name.

UMB Bank, N.A.
ABA Routing Number - 101000695
Account Number - 9871879666
Reference - NorthStar Real Estate Income II, Inc.

NS2-SUBDOC_01.2015

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